Shell plc
Shell Centre
London SE1 7NA
United Kingdom
Tel +44 20 7934 3363

US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
United States of America

March 25, 2025

Dear Sirs,

Notice of Disclosure filed in Shell plc’s Form 20-F for the year ended December 31, 2024, under Section 219 of Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934.

This filing is to provide notice to the U.S. Securities and Exchange Commission (“SEC”) that Shell plc’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on March 25, 2025, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934.

Sincerely,

/s/ Sean Ashley

Sean Ashley
Company Secretary
Shell plc